NetSol Technologies, Inc.

24025 Park Sorrento, Suite 410

Calabasas, CA 91302
(818) 222-9195

October 12, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0404

Re:	NetSol Technologies, Inc.
Registration Statement No. 333-177483
FORM RW - APPLICATION FOR
WITHDRAWAL

Ladies and Gentlemen:

NetSol Technologies, Inc., a Nevada corporation (the “Company”), hereby requests the Securities and Exchange Commission’s consent to withdraw its registration statement No. 333-177483. The Registration Statement was originally filed with the Securities and Exchange Commission on October 24, 2011.

The Company hereby confirms that all activity regarding the offering has been discontinued since 2012. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Prospectus as soon as it is available. The Company’s facsimile number is (818) 222-9197.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 222-9195.

Very truly yours,

NetSol Technologies, Inc.

By:	/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer